Filed by: Tele Norte Leste Participações S.A.
Filed Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Tele Norte Leste Participações S.A.
Registration Statement No 333-133992
We have filed registration statements on Form F-1 and Form F-4 (including the prospectuses contained therein) with the SEC for the issuance of securities to which this communication relates. Before you vote or otherwise make an investment decision with respect to these securities, you should read the prospectuses in those registration statements on Form F-4 and other documents we have filed with the SEC for more complete information about TmarPart and the corporate stock swap. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or TNL’s investor relations Web site at www.telemar.com.br/ri. Alternatively, we will arrange to send you the prospectus contained in the Form F-4 if you request it by sending an email to invest@telemar.com.br or calling +55 21 3131-1208.
Tele Norte Leste
Participações S.A.
CNPJ/MF Nº 02.558.134/0001-58
NIRE Nº 33 3 0026253 9
Public Company
COMMUNICATION TO THE MARKET
Rio de Janeiro, September 26, 2006 — TELE NORTE LESTE PARTICIPAÇÕES S.A.(BOVESPA: TNLP3 / TNLP4; NYSE: TNE) today announced a communication to the market, as follows:
Reference is made to the Communication issued by the Company on September 06, 2006, with respect to the letter submitted by Tele Norte Leste Participações (“TNLP”) to the Comissão de Valores Mobiliários (CVM), requesting clarification of certain aspects of the voting process to be used at the Company’s extraordinary shareholders’ meeting that will be called to approve the proposed stock swap.
In response to this letter, the Company today received notification from CVM, Oficio/CVM/SEP/GEA-4/No. 665/2006, clarifying the following points:
1.	A holder of TNLP preferred shares that is also a holder of TNLP common shares can vote only with its preferred shares at the extraordinary shareholders’ meeting;

2.	In the case that the minimum quorum for approval is not achieved at the first and the second call, then the third call of the shareholders’ meeting can be held on the same date of the second call;

3.	The number of shares required to approve the stock swap in the case of a third call of the shareholders’ meeting was reduced to 25% of the outstanding preferred shares.
The Company will call the extraordinary shareholders’ meeting as soon as a date is approved by its Board of Directors, to be scheduled within a minimum term of 45 days.

For more information, please contact:
INVESTOR RELATIONS
Email: invest@telemar.com.br
Roberto Terziani (55 21) 3131-1208
Carlos Lacerda (55 21) 3131-1314
Fax: (5521) 3131-1144
GLOBAL CONSULTING GROUP
Lauren Puffer
lpuffer@hfgcg.com
Tel: 1-646-284-9404
Fax: 1-646-284-9494~S.CONT